Exhibit 99.1

FOR IMMEDIATE RELEASE

Sundial Announces Fourth Quarter and Full-Year 2019 Financial Results and Provides Operational and Financial Outlook

Calgary, AB (March 30, 2020) – Sundial Growers Inc. (Nasdaq: SNDL) (“Sundial” or the “Company”) reported its financial and operating results for the year ended December 31, 2019, as well as provided an update on its liquidity and strategic initiatives.

“Sundial grew quickly in 2019.  We expanded and received licencing for our state-of-the art operating facilities, successfully launched four product lines and built a strong following with our core consumers,” said Zach George, Sundial’s Chief Executive Officer. “Despite our successes in 2019, we also faced a number of internal and external challenges, including operational difficulties, excess leverage, poor cost controls, a loss of focus on our core value proposition, regulatory delays, and rapidly evolving industry conditions. These combined factors led to fourth quarter results that were below our expectations. As a result, we are making material changes to our business to position Sundial for improved performance, while also negotiating with our lenders in an attempt to restructure our credit facilities. We are in the midst of an in-depth portfolio review and will assess each business opportunity and partnership in an objective manner as we evaluate the economic viability of each initiative. We intend to update investors on the outcome of this portfolio review along with our first quarter results.”

Credit Facility Restructuring

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the full principal amount of the Term Debt Facility were classified as current liabilities on the Company’s statement of financial position. Additionally, based on the Company’s most recent financial projections management is forecasting that it will be in violation of the Syndicated Credit Agreement financial maintenance covenants as at March 31, 2020, June 30, 2020 and September 30, 2020.

Subsequent to December 31, 2019, the Company has obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for the corresponding breach and other administrative breaches of the Term Debt Facility. Under the terms of the waivers, the Company has agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company. In addition, the requirement to maintain an interest reserve cash balance of $10.0 million under the Syndicated Credit Agreement was removed. The $10.0 million was applied as a permanent reduction to amounts outstanding under the Syndicated Credit Agreement on March 30, 2020. The Term Debt Facility lenders have also agreed to defer a minimum of $1.2 million of the $2.8 million interest payment due April 1, 2020 to April 20, 2020.

In addition, we anticipate that we will not be in compliance with the covenants under our Syndicated Credit Agreement (and, thus, our Term Debt Facility) as of March 31, 2020. Under the terms of our debt documents, we have until May 15, 2020 to deliver our financial results for the three months ended March 31, 2020 and associated compliance certification, and if we do not obtain a waiver of covenant compliance or similar relief before then, we will be in default under such agreements. We are in active dialogue with our lenders and have been able to obtain similar relief in the past; however, there is no guarantee that we will be able to do so in the future.

The Company will require additional financing in the near term and has engaged financial advisors and is in advanced negotiations with potential capital providers including sources of debt and/or equity. These negotiations have been negatively impacted by the effects that the COVID-19 pandemic is having, and is expected to continue to have, on the overall business environment and financial markets generally. The Company continues to advance these initiatives; however, there is no certainty as to their ultimate completion or the timing thereof.

Cash and cash equivalents, including restricted cash, was $61.2 million on December 31, 2019. As at February 29, 2020, the Company had cash and cash equivalents, including restricted cash, of $43.1 million, including the $10.0 million of cash that was subsequently paid out to lenders under the Syndicated Credit Agreement on March 30, 2020.

Outlook

Sundial has made significant changes in early 2020 to position the Company for the next stage of its development. Sundial’s management team is focused on driving long-term profitable growth and has defined its primary objectives for 2020 as:

•	Deliver industry-leading, best-in-class products with a focus on inhalable products
•	Optimize asset utilization and reduce costs

•	Improve working capital and overall liquidity

The potential impact of the COVID-19 pandemic on Sundial’s operations, capital markets and the cannabis industry is currently unclear; however Sundial is fully committed to the health and safety of its employees and focused on ensuring minimal disruption to its operations and cash flow.

Deliver industry-leading, best-in-class products with a focus on inhalable products

The majority of the Company’s harvests are now testing above 18% THC with several harvests testing well above 20%, proving that its ”craft-at-scale” modular growing approach is working.

Furthermore, the Company has seen the following improvements in its market results:

•	Top Leaf ranking amongst the highest pricing tiers across Canadian retail markets
•	Entire vape cartridge inventory of 19,200 cartridges sold on first day of Alberta vape sales
•	100% of vape inventory from first production run in December sold out
•

In Ontario, Sundial Cannabis’ Lemon Riot is a top 10 selling vape SKU and the fourth highest selling 510 vape cartridge, while Top Leaf’s Strawberry Cream is the second best-selling vape SKU within the “best” category

The recent Alberta Gaming, Liquor and Cannabis approval permitting cannabis vape sales in Alberta is expected to drive further growth.

Sundial launched a total of 105 SKUs in the adult-use market in the first quarter of 2020 to date, representing a 72% increase versus the fourth quarter of 2019.  New launches represent 74 flower SKU’s and 31 vape SKU’s under the Top Leaf, Sundial Cannabis, Palmetto and Grasslands brands. The Company plans to launch additional products in 2020 in Canada under its existing brand portfolio based on market conditions, customer feedback and data analytics. These are expected to include multiple tailored offerings of strains and product formats. While the Company’s product portfolio is expected to include edibles, sublingual oils and topical cannabis products, Sundial’s focus will be on premium inhalable products, including flower, pre-rolls and vape cartridges. The Company is currently scaling production of multiple new strains to commercial quantities and introducing new strains that will be marketed and sold under its brand portfolio.

Although Sundial’s primary sales growth is targeted to branded sales, the Company continues to enter into agreements to supply other licensed producers in Canada as part of its unbranded sales strategy. The Company has recently executed a wholesale agreement with one of the top five licensed Canadian producers, representing estimated net revenue of $9.3 million to be realized in the first half of 2020.

Optimize asset utilization and reduce costs

Following legalization, there was a shortfall in supply in the Canadian adult-use cannabis market leading to increased prices, increases in out-of-stock products and the consumers opting to buy cannabis on the illicit market. Sundial and other licensed producers responded by increasing capacity; however, in the fourth quarter of 2019, the increase in production combined with slower than expected retail store growth resulted in over-supply in the Canadian adult-use market. As a result, the Company and other licensed producers experienced pricing pressure and lower margins. The Company’s primary near term strategy is to optimize the use of its production capacity to match demand for its cannabis products.

In 2020, the Company commenced and continues to implement several streamlining and efficiency initiatives to align its cost structure and labor force costs with current market conditions. These initiatives include enhancement of facility workflows and processes, realignment of product lines and product formats to areas of stronger demand, workforce optimization and a heightened discipline in cost management. The efficiency improvements and cost saving initiatives are expected to result in annualized cost savings of approximately $10 to $15 million for fiscal 2020.

In light of current market conditions, the Company has temporarily suspended construction of its Merritt facility in British Columbia and is evaluating all options to maximize the value of its entire asset base. In March 2020, the Company sold its Kamloops, British Columbia, property for $2.1 million. Sundial plans to limit capital expenditures to essential expenditures required to complete its Olds facility subject to available capital resources and liquidity. Furthermore, the Company is currently conducting a strategic review of Bridge Farm, including, but not limited to, a sale of all of its assets.

Improve working capital and overall liquidity

The Company has retained financial advisors to assist in evaluating its available financial alternatives and engaged with its lenders to obtain amendments and further relief from the covenants in its indebtedness. The Company’s financing options include, without limitation:

•	Amending or waiving the covenants or other provisions of its debt
•	Deferring scheduled repayments on its credit facilities
•	Raising new capital in private or public debt and/or equity markets
•	Taking other actions to address its balance sheet either through a structured process or through mutual agreement with creditors.

Sundial is also considering other ways of monetizing its assets to increase liquidity, including selling limited quantities of inventory at or below cost and entering into long-term supply agreements with other licensed producers.

As the legal cannabis market continues to evolve, Sundial has positioned its operations to adapt quickly. The Company’s craft-at-scale cultivation and modular growing approach allow for flexibility, while providing the high-quality products its customers have come to expect. Sundial believes the underlying fundamental drivers for long-term, sustainable growth in the cannabis industry remain strong.

As part of supporting these objectives, Sundial is undertaking a disciplined review of its portfolio of initiatives. Sundial will evaluate all assets, product lines and potential opportunities to ensure they fit with Sundial’s strategic direction and are expected to create value for shareholders.

FINANCIAL HIGHLIGHTS

	Three months ended December 31	Three months ended September 30	Year ended December 31	Ten months ended December 31
($000s, except as indicated)	2019	2019	2019	2018
Financial
Gross revenue	23,069	34,181	79,225	—
Net revenue	21,550	33,512	75,860	—
Gross margin before fair value adjustments	1,437	8,690	19,713	—
Loss from operations	(124,978)	(12,435)	(159,221)	(27,695)
Net loss	(145,086)	(97,491)	(271,629)	(56,526)
Per common share, basic and diluted	($1.36)	($1.06)	($3.17)	($0.82)
Adjusted EBITDA (1)	(19,733)	(7,897)	(33,609)	(17,562)

Cash Flows
Cash flow used in operations	(55,881)	(28,389)	(112,736)	(25,757)
Cash flow used in investing	(32,471)	(129,524)	(213,144)	(66,039)
Cash flow from (used in) financing	(8,567)	262,906	358,267	98,239

Balance Sheet
Cash and cash equivalents	45,337	141,805	45,337	14,121
Biological assets	14,309	14,539	14,309	876
Inventory	59,942	28,420	59,942	1,234
Property, plant and equipment	281,984	254,097	281,984	88,491
Total assets	510,036	632,057	510,036	110,200

Operational - Cannabis
Kilograms harvested	10,897	11,668	34,012	337
Kilogram equivalents sold	4,285	7,944	17,293	—
Average gross selling price per gram (2)
Branded flower	$6.15	$6.34	$6.31	$0.00
Unbranded flower	$3.15	$4.03	$3.89	$0.00
Average net selling price per gram (3)
Branded flower	$4.54	$4.89	$4.66	$0.00
Unbranded flower	$3.15	$4.03	$3.89	$0.00

Financial - Cannabis
Gross revenue	16,262	28,690	66,927	—
Net revenue	14,743	28,021	63,562	—
Sales to provincial boards (4)	6,327	2,921	13,386	—
Sales of medical cannabis	9	7	24	—
Sales to licensed producers (5)	9,926	25,762	53,517	—

Gross margin before fair value adjustments	(516)	7,771	16,841	—

(1) These are non-IFRS measures. Please refer to the “Non-IFRS Measures” sections below.

(2) Gross selling price per gram net of marketing fees, salvage fees and early payment discounts with respect to sales under Sundial’s supply agreements.

(3) Average net selling price per gram net of excise tax.

(4) Includes sales of branded flower, vapes and accessories.

(5) Includes sales of unbranded flower, extracted oil and trim.

Fourth quarter and full year 2019 consolidated financial and operational highlights

•

Harvested 10,897 kilograms of cannabis in the fourth quarter of 2019 compared to 11,668 kilograms of cannabis in the previous quarter. The decrease in kilograms harvested was due to newer strains having slightly lower yields per square foot. For the year ended December 31, 2019, the Company harvested 34,012 kilograms of cannabis compared to 337 kilograms for the ten months ended December 31, 2018. All production was from Sundial’s Olds facility where Pod 1 contributed harvests for the entire year, while the first harvest from Pod 2 was in April 2019 and the first harvest from Pod 3 was in May 2019.

•

Additional Health Canada licences received at the Company’s Olds facility bring the total rooms available for revenue generation to 114, representing over 400,000 sq. ft of licensed cultivation space with annual production capacity of 85 million grams. These new licences enable the Company to increase branded sales to provincial boards by leveraging the processing capabilities of both its Olds and Rocky View facilities. The Company also commenced extraction operations at its Olds facility in the first quarter of 2020.

•	Expanded operations from cultivating one strain in January 2019 to successfully cultivating over 21 strains today (several of which are unique and proprietary to Sundial)

•

Launched a portfolio of cannabis brands leveraging data and insights to meet the diverse needs and wants of cannabis consumers – Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value).

•

Sold 4,285 kilogram equivalents of cannabis in the fourth quarter of 2019 down 3,659 kilogram equivalents from 7,944 kilogram equivalents sold in the previous quarter. The decrease in kilogram equivalents sold was due to lower bulk flower sales to other licensed producers as a result of lower demand in the Canadian adult-use market, partially offset by sales of branded products to provincial boards, which doubled in comparison to the prior quarter. Total sales for the 2019 fiscal year were 17,293 kilogram equivalents of cannabis.

•	Gross revenue for the three months ended December 31, 2019 was $23.1 million (includes $16.3 million of cannabis sales) compared to $34.2 million (includes $28.7 million of cannabis sales) for the three months ended September 30, 2019. While Sundial’s cannabis sales to provincial boards increased over the prior quarter, the decrease in gross revenue is attributed to lower unbranded sales to other licensed producers. Gross revenue for the year ended December 31, 2019 was $79.2 million which included $66.9 million of cannabis sales.

•

Average gross selling price per gram of branded flower of $6.15 per gram in the fourth quarter of 2019 was relatively flat compared to $6.34 per gram in the prior quarter, as contract prices with provincial boards remained steady. Average gross selling prices for unbranded flower in the fourth quarter decreased 22% to $3.15 from $4.03 in the previous quarter due to competitive pressures in wholesale market as a result of industry-wide increased inventory levels. For the year ended December 31, 2019, average gross selling price per gram of branded flower was $6.31 per gram and $3.89 per gram for unbranded flower.

•

Cost of sales for the three months ended December 31, 2019 was $20.1 million (includes $15.3 million related to cannabis sales) and gross margin before fair value adjustments was $1.4 million (negative gross margin of $0.5 million related to cannabis sales), compared to $24.8 million ($20.3 million related to cannabis sales) and $8.7 million ($7.8 million related to cannabis sales), respectively, for the three months ended September 30, 2019. Cost of sales decreased from the prior quarter as a result of the decrease in revenue, but was also impacted by costs related to replacing product-in-kind and a provision for inventory obsolescence. Cost of sales for the year ended December 31, 2019 was $56.1 million which included $46.7 million related to cannabis sales.

•

Net loss for the three months ended December 31, 2019 was $145.1 million compared to $97.5 million in the previous quarter. The increase was primarily due to the impact of a non-cash impairment charge of $100.3 million related to the goodwill recorded upon the acquisition of Bridge Farm, as well as a decrease in net revenue, increases in cost of sales, royalties on Top Leaf products, and increased provisions for expected credit losses. The increase in net loss was partially offset by lower transaction and financing related costs. Net loss for the year increased to $271.6 million from $56.5 million for the ten months ended December 31, 2018 due to the impact of the goodwill impairment charge related to Bridge Farm, as well as increases in general and administrative expense, sales and marketing expense, research and development expense, share-based compensation expense, transaction costs, finance costs and a loss on financial obligation.  The increase in net loss was partially offset by a higher gross margin and nil pre-production expenses due to the fact that the Company commenced commercial production in the first quarter of 2019.

•	Adjusted EBITDA was a loss of $19.7 million for the three months ended December 31, 2019 compared to a loss of $7.9 million for the three months ended September

30, 2019. The increased loss was due to a decrease in net revenue, increases in cost of sales, general and administrative expenses and sales and marketing expenses, and for other reasons noted above. Adjusted EBITDA for the year ended December 31, 2019 was a loss of $33.6 million compared to a loss of $17.6 million for the ten months ended December 31, 2018. The increase in loss was driven by the factors noted above, partially offset by an increase in net revenue due to the Company commencing sales of adult-use cannabis in 2019 and nil pre-production expenses due to the fact that the Company commenced commercial production in the first quarter of 2019.

•

The Company incurred capital expenditures of $25.8 million in the fourth quarter of 2019 compared to $48.3 million in the prior quarter. Capital expenditures in the fourth quarter related to the Olds facility (Pod 4, Pod 5 and the extraction and processing facility – approximately $13.5 million), Merritt facility (approximately $5.4 million) and Clay Lake Phase 2 (approximately $5.2 million). Capital expenditures in the prior quarter related to the Olds facility (Pod 4, Pod 5 and the extraction and processing facility – approximately $27.7 million) and Clay Lake Phase 2 (approximately $20.7 million). The Company incurred capital expenditures of $138.1 million in 2019 compared to $76.3 million during the 2018 fiscal period. Capital expenditures consisted of $98.8 million on continued construction and development of the Olds facility, $9.9 million on the Merritt facility and post-acquisition expenditures of $27.9 million at Bridge Farm, primarily dedicated to Clay Lake Phase 2 facility.

Non-IFRS Measures

Certain financial measures in this news release, including adjusted EBITDA, working capital and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts and others to aid in understanding and evaluating the Company’s operating results in a similar manner as its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

The following tables reconcile Adjusted EBITDA to net loss for the periods noted.

	Year ended December 31, 2019
($000s)	Cannabis	Ornamental Flowers	Corporate	Consolidated
Net loss	(111,598)	(122,952)	(37,079)	(271,629)
Adjustments
Finance costs	27,781	417	—	28,198
Loss on financial obligation	60,308	—	—	60,308
Depreciation and amortization	595	3,482	—	4,077
Income tax recovery	(3,609)	(1,017)	—	(4,626)
Change in fair value of biological assets	(30,340)	(386)	—	(30,726)
Change in fair value of biological assets realized through inventory sold	10,685	—	—	10,685
Unrealized foreign exchange (gain) loss	671	(1,779)	—	(1,108)
Share-based compensation	15,809	—	23,715	39,524
Goodwill impairment	—	100,305	—	100,305
Asset impairment	162	—	—	162
Loss on disposition of PP&E	(8)	(13)	—	(21)
Cost of sales non-cash component (1)	2,693	—	—	2,693
Loss on contingent consideration	—	18,645	—	18,645
Gain on investment	—	(165)	—	(165)
Transaction costs (2)	—	—	10,069	10,069
Adjusted EBITDA	(26,851)	(3,463)	(3,295)	(33,609)
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs are non-recurring costs related to Sundial’s initial public offering and the acquisition of Bridge Farm.
Ten months ended December 31, 2018
($000s)	Consolidated (1)
Net loss	(56,526)
Adjustments
Finance costs	1,797
Loss on financial obligation	27,017
Depreciation and amortization	920
Change in fair value of biological assets	1,280
Share-based compensation	7,410
Asset impairment	523
Loss on disposition of PP&E	17
Adjusted EBITDA	(17,562)
(1)	For the ten months ended December 31, 2018, there was only one segment.

	Three months ended December 31, 2019
($000s)	Cannabis	Ornamental Flowers	Corporate	Consolidated
Net loss	(25,532)	(114,592)	(4,962)	(145,086)
Adjustments
Finance costs	5,687	(190)	—	5,497
Loss on financial obligation	—	—	—	—
Depreciation and amortization	184	2,347	—	2,531
Income tax recovery	—	(505)	—	(505)
Change in fair value of biological assets	(5,799)	(205)	—	(6,004)
Change in fair value of biological assets realized through inventory sold	3,121	—	—	3,121
Unrealized foreign exchange (gain) loss	478	(1,779)	—	(1,301)
Share-based compensation	3,152	—	1,820	4,972
Goodwill impairment	—	100,305	—	100,305
Loss on disposition of PP&E	(12)	—	—	(12)
Cost of sales non-cash component (1)	1,621	—	—	1,621
Loss on contingent consideration	—	12,810	—	12,810
Transaction costs (2)	—	—	2,318	2,318
Adjusted EBITDA	(17,100)	(1,809)	(824)	(19,733)
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs are non-recurring costs related to the IPO and the acquisition of Bridge Farm.
Three months ended December 31, 2018
($000s)	Consolidated (1)
Net loss	(35,951)
Adjustments
Finance costs	572
Loss on financial obligation	21,485
Depreciation and amortization	539
Change in fair value of biological assets	1,345
Share-based compensation	2,423
Asset impairment	522
Loss on disposition of PP&E	17
Adjusted EBITDA	(9,048)
(1)	For the three months ended December 31, 2018, there was only one segment.

Conference call

The Company will hold its conference call on March 27, 2020 at 10:30 a.m. EDT (8:30am MDT).

Callers may access the conference call via the following phone numbers:

Canada/USA Toll Free: 1-800-319-4610

International Toll: +1-604-638-5340

UK Toll Free: 0808-101-2791

Callers should dial in 5-10 minutes prior to the scheduled start time.

Webcast

To access the live conference call webcast, please visit the following link:

http://services.choruscall.ca/links/sundialgrowers20200331.html

A replay will be available for three months following the conference call.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL”. Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our ‘craft-at-scale’ modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized “room” approach, with 470,000 square feet of total space. In the United Kingdom, we grow traceable plants, including hemp, ornamental flowers and edible herbs within 1.75 million square feet of environmentally friendly facilities.

Sundial’s brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Media Contact:

Sophie Pilon, Corporate Communications Manager

Sundial Growers Inc.

O: 1.587.327.2017

C: 1.403.815.7340

E: spilon@sundialgrowers.com

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including,

but not limited to, statements regarding the Company’s cost-cutting initiatives, the cost savings expected to be achieved, the Company’s ability to obtain new financing and covenant relief, operational goals, demand for the Company’s products, the Company’s ability to achieve profitability, the Company’s ability to complete a transaction with respect to Bridge Farm on acceptable terms or at all, the development of the legal cannabis market, future financings and the maintenance of production levels. In particular, any failure or delay in obtaining new financing and covenant relief would have a material adverse effect on our liquidity and impair our ability to operate as a going concern.  In such a case, the Company would look to delay investments or capital expenditures and evaluate potential asset sales, but it could be forced to curtail operations or seek relief under bankruptcy or insolvency laws.  In addition, depending on the development of the cannabis market and the Company’s ability to capture any growth opportunities, future liquidity issues may continue to arise, which could have a material adverse effect on our business, results of operations and financial condition. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", “likely”, “outlook”, “forecast”, "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see “Item 3D Risk Factors” in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 30, 2020, for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.